EXHIBIT 21.1

Significant Subsidiaries of the Registrant

The following are significant subsidiaries of Buffalo Wild Wings, Inc. as of December 26, 2010 and the states or jurisdictions in which they are organized.  Buffalo Wild Wings, Inc. owns, directly or indirectly, at least 99% of the voting stock of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

State or Jurisdiction
Name	of Entity
Buffalo Wings International, Inc.	Ohio
Blazin Wings, Inc.	Minnesota
Real Wing, Inc.	Kansas
BWW New Jersey, Inc.	New Jersey
Tender Wings, Inc.	Minnesota
Texas Big Wings, Inc.	Texas
BWLD Global I, Inc.	Minnesota
BWLD Global II, Inc.	Minnesota
BWLD Canada, LP	Canada
BDUBS UK, Limited	United Kingdom